UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2026

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

As previously announced, on September 17, 2025, Clearmind Medicine Inc. (the “Company”) entered into securities purchase agreements (the “SPAs”) with investors (the “CLA Investors”) pursuant to which the Company shall issue and sell, from time to time, convertible promissory notes (the “Promissory Notes”) in the aggregate principal amount of up to $10,000,000, and on April 20, 2026, the Company announced that it had entered into an agreement with the CLA Investors pursuant to which the Company shall issue and sell Promissory Notes to the CLA Investors in the aggregate principal amount of $2,700,000 for an aggregate purchase price payable in cash equal to 90% of the principal amount, or $2,430,000.

On April 21, 2026, the CLA Investors converted an aggregate of $2,680,029.60 under the Promissory Notes in accordance with their terms into an aggregate of 4,466,716 common shares.

This Form 6-K incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293, 333-293521) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: April 21, 2026	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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